LEHMAN BROTHERS INCOME FUNDS

INVESTOR CLASS

ADMINISTRATION AGREEMENT

SCHEDULE A

The Investor Class of the Series of Lehman Brothers Income Funds currently subject to this Agreement are as follows:

Neuberger Berman Cash Reserves
Neuberger Berman Government Money Fund
Neuberger Berman High Income Bond Fund
Neuberger Berman Municipal Intermediate Bond Fund
Neuberger Berman Municipal Money Fund
Neuberger Berman New York Municipal Money Fund
Neuberger Berman Short Duration Bond Fund

Date: February 28, 2009

LEHMAN BROTHERS INCOME FUNDS
INVESTOR CLASS
ADMINISTRATION AGREEMENT

SCHEDULE B

Compensation pursuant to Paragraph 3 of the Lehman Brothers Income Funds Investor Class Administration Agreement shall be:

(1)	For the services provided to the Trust or to each Series without regard to class, 0.06% per annum of the average daily net assets of the Investor Class of each Series;
(2)

For the services provided to the Investor Class of a Series and its shareholders (including amounts paid to third parties), 0.21% per annum of the average daily net assets of the Investor Class of said Series; plus in each case

(3)

Certain out-of-pocket expenses for technology used for shareholder servicing and shareholder communication, subject to the prior approval of an annual budget by the Trust’s Board of Trustees, including a majority of those Trustees who are not interested persons of the Trust or of Neuberger Berman Management Inc., and periodic reports to the Board of Trustees on actual expenses.

Date: June 1, 2007